                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO 13d-1(a) AND AMENDMENTS FILED PURSUANT TO 13d-2(a)

                                (AMENDMENT NO. 1)


                               Holly Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, Par Value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   435758305
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Lamar Norsworthy
                               100 Crescent Court
                                   Suite 1600
                              Dallas, Texas 75201
                                 (214) 871-3555
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               September 1, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                         (Continued on following pages)
                              (Page 1 of 8 pages)



------------
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 435758305                                           PAGE 2 OF 8 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Lamar Norsworthy

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

       Not Applicable.

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           328,859
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          See 12 below.
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    328,859
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    See 12 below.
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        328,859
--------------------------------------------------------------------------------
12   CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

     X Does not include 285,856 shares beneficially owned by the reporting person listed at page 4 of this Schedule 13D, with respect to certain general and limited partner interests with respect to which this reporting person is trustee or a co-trustee.
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       4.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 435758305                                           PAGE 3 OF 8 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Nona Barrett

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    Not Applicable.

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           328,132
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          None.
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    328,132
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    None.
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     328,132
--------------------------------------------------------------------------------
12   CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 435758305                                           PAGE 4 OF 8 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    NBN Capital Limited Partnership, a Texas limited partnership
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    Not Applicable.
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Texas
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           285,856
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          None.
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    285,856
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    None.
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     285,856
--------------------------------------------------------------------------------
12   CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 435758305                                           PAGE 5 OF 8 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Brown Brothers Harriman Trust Company of Texas, as trustee of the following trusts: Betty Simmons East Texas Trust, Margaret Simmons East Texas Trust, Suzanne Simmons East Texas Trust, Betty Simmons Nueces County Trust, Margaret Simmons Nueces County Trust, Suzanne Simmons Nueces County Trust
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    Not Applicable.
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Texas
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           1,511,136*
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          None.
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    1,511,136*
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    None.
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,511,136*
--------------------------------------------------------------------------------
12   CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.3%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

*Betty Simmons East Texas         263,242          3.2%
Trust

Margaret Simmons East Texas       263,242          3.2%
Trust

Suzanne Simmons East Texas        263,242          3.2%
Trust

Betty Simmons Nueces County       240,470          2.9%
Trust

Margaret Simmons Nueces           240,470          2.9%
County Trust

Suzanne Simmons Nueces            240,470          2.9%
County Trust

                                                               PAGE 6 OF 8 PAGES

ITEM 1.    SECURITY AND ISSUER

           The class of securities to which this statement relates is the common stock, $.01 par value (the "Common Stock") of Holly Corporation, a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 100 Crescent Court, Suite 1600, Dallas, Texas 75201.

ITEM 2.    IDENTITY AND BACKGROUND

           Lamar Norsworthy is a resident of the State of Texas. His business address is 100 Crescent Court, Suite 1600, Dallas, Texas 75201. Mr. Norsworthy is Chairman of the Board and Chief Executive Officer of Holly Corporation. Mr. Norsworthy is a U.S. citizen.

           Nona Barrett is a resident of the State of Texas. Ms. Barrett is principally occupied as an investor. Her address is 5745 Chatham Hill Rd., Dallas, Texas 75225. Ms. Barrett is a U.S. citizen.

           NBN Capital Limited Partnership is a limited partnership organized under the laws of the State of Texas. NBN Assets Management Company, L.L.C., a limited liability company, is its general partner and its principal business address is 2001 Ross Avenue, Suite 1150, Dallas, Texas 75201-2996.

           Brown Brothers Harriman Trust Company of Texas is a trust company chartered by the State of Texas, and is reporting as trustee for the following trusts: Betty Simmons East Texas Trust, Margaret Simmons East Texas Trust, Suzanne Simmons East Texas Trust, Betty Simmons Nueces County Trust, Margaret Simmons Nueces County Trust, Suzanne Simmons Nueces County Trust. Its principal business address is 2001 Ross Avenue, Suite 1150, Dallas, Texas 75201 and is a wholly owned subsidiary of Brown Brothers Harriman Trust Company, a trust company chartered by the State of New York, which is a subsidiary of Brown Brothers Harriman & Co., a general partnership organized under the laws of the State of New York and licensed as a bank, located at 59 Wall Street, New York, N.Y. 10005.

           In the last five years, no person listed in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, resulting in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           Not Applicable.

                                                               PAGE 7 OF 8 PAGES

ITEM 4.    PURPOSE OF TRANSACTION

           On September 1, 1998, the Agreement and Plan of Merger (the "Merger Agreement") between the Issuer and Giant Industries, Inc. ("Giant"), dated April 14, 1998, was terminated. The termination of the Merger Agreement caused the automatic termination of the related Major Stockholders' Agreement (the "Stockholders' Agreement), dated April 14, 1998, to which the reporting persons are parties. A copy of the Termination of Merger is attached as Exhibit 99.2, and incorporated herein by reference in its entirety. A copy of the Stockholders' Agreement was previously filed as an Exhibit 99.1 to the Schedule 13D filed April 22, 1998, and incorporated herein by reference in its entirety.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

                             Aggregate        Sole       Shared        Sole          Shared
                            # of Shares      Voting      Voting     Dispositive    Dispositive
     Reporting Persons                        Power       Power        Power          Power
Lamar Norsworthy              328,859        328,859        0         328,859           0
Nona Barrett                  328,132        328,132        0         328,132           0
NBN Capital Limited           285,856        285,856        0         285,856           0
    Partnership
Brown Brothers Harriman     1,511,136*     1,511,136*       0       1,511,136*          0
    Trust Company*

           The filing of this statement shall not be construed as an admission by any such person of beneficial ownership of said shares.

   *Betty Simmons East Texas                          263,242        3.2%
   Trust
   Margaret Simmons East Texas                        263,242        3.2%
   Trust
   Suzanne Simmons East Texas                         263,242        3.2%
   Trust
   Betty Simmons Nueces County                        240,470        2.9%
   Trust
   Margaret Simmons Nueces                            240,470        2.9%
   County Trust
   Suzanne Simmons Nueces                             240,470        2.9%
   County Trust

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
           RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           The reporting persons are parties to the Stockholders' Agreement, which was terminated as of September 1, 1998. See Item 4.

                                                               PAGE 8 OF 8 PAGES

ITEM 7.  MATERIAL PREVIOUSLY FILED AS EXHIBITS

    Exhibit
    Number                      Description
    ------                      -----------
    99.1     Major Stockholders' Agreement, dated April 14, 1998, by and among the Issuer, Giant, the reporting persons and others named therein.

             MATERIAL TO BE FILED AS EXHIBITS

    99.2 Termination of Merger, dated September 1, 1998, by and between the Issuer and Giant.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of September 3, 1998.

                                /s/ LAMAR NORSWORTHY
                                --------------------------------------------
                                LAMAR NORSWORTHY

                                /s/ NONA BARRETT
                                --------------------------------------------
                                NONA BARRETT

                                NBN CAPITAL LIMITED PARTNERSHIP

                                By: NBN Assets Management Company, L.L.C.

                                    By: /s/ ROBERT G. MCKENZIE
                                       -------------------------------------
                                       Robert G. McKenzie, Manager

                                BETTY SIMMONS EAST TEXAS TRUST

                                By: Brown Brothers Harriman Trust Company of
                                    Texas, Trustee

                                    By: /s/ ROBERT G. MCKENZIE
                                       -------------------------------------
                                       Robert G. McKenzie, Executive Vice
                                       President

                                MARGARET SIMMONS EAST TEXAS TRUST

                                By: Brown Brothers Harriman Trust Company of Texas, Trustee

                                       By: /s/ ROBERT G. MCKENZIE
                                          --------------------------------------
                                           Robert G. McKenzie, Executive Vice
                                           President



                                SUZANNE SIMMONS EAST TEXAS TRUST

                                By: Brown Brothers Harriman Trust Company of Texas, Trustee

                                       By: /s/ ROBERT G. MCKENZIE
                                          --------------------------------------
                                           Robert G. McKenzie, Executive Vice
                                           President



                                BETTY SIMMONS NUECES COUNTY TRUST

                                By: Brown Brothers Harriman Trust Company of Texas, Trustee

                                      By: /s/ ROBERT G. MCKENZIE
                                          --------------------------------------
                                          Robert G. McKenzie, Executive Vice
                                          President



                                MARGARET SIMMONS NUECES COUNTY TRUST

                                By: Brown Brothers Harriman Trust Company of Texas, Trustee

                                      By: /s/ ROBERT G. MCKENZIE
                                          --------------------------------------
                                          Robert G. McKenzie, Executive Vice
                                          President

                                SUZANNE SIMMONS NUECES COUNTY TRUST

                                By: Brown Brothers Harriman Trust Company of Texas, Trustee

                                       By: /s/ ROBERT G. MCKENZIE
                                          -------------------------------------
                                           Robert G. McKenzie, Executive Vice
                                           President